Exhibit 99.1



Constellation Brands Promotes Jim Sabia
to Newly Created Role of Chief Marketing Officer

New role will serve as a member of the company's Executive Management Committee

VICTOR, N.Y., May 22, 2018 - Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today that it has promoted Jim Sabia to the newly created role of Executive Vice President and Chief Marketing Officer, Constellation Brands. In this new role, Sabia will serve as the marketing lead for the company's Beer and Wine & Spirits Divisions, responsible for all aspects of marketing across Constellation's entire beverage alcohol portfolio. Sabia will serve as a member of the company's Executive Management Committee and report directly to Bill Newlands, President and Chief Operating Officer.

"Our company's core mission is to build brands consumers love and Jim has been a driving force behind the success of our beer brands over the years," said Newlands. "It is critically important that the voice of the consumer and brand-building principles have strong representation on our executive leadership team. In this new role, Jim will help ensure that consumer perspective and marketing strategy remain front and center at Constellation Brands across our entire beverage alcohol portfolio."

Sabia joined Constellation Brands in 2007 as Vice President, Marketing for the company's spirits business. He was promoted to Chief Marketing Officer of Constellation's beer division in 2009. Since then, growth trends for the company's beer portfolio have significantly outpaced the U.S. beer market and high-end beer segment. In addition, the company has built a portfolio of high-performing brands including Corona Extra, the #1 imported beer in the U.S. for more than 20 years, and Modelo Especial, the #2 imported beer and one of the fastest growing beer brands in the U.S. over the past several years.

"I'm extremely excited and grateful for this opportunity," said Sabia. "The #1 job of marketing is to generate consumer demand and Constellation Brands has one of the most powerful beverage alcohol portfolios in the industry to work with, including iconic brands across beer, wine and spirits. Our brands continue to have significant growth potential and we're only scratching the surface. I look forward to working with our executive leadership and marketing teams to further accelerate growth in the years ahead."



About Constellation Brands

Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported brands such as Corona Extra, Corona Light, Modelo Especial, Modelo Negra and Pacifico. The company's beer portfolio also includes Ballast Point, one of the most awarded craft brewers in the U.S., and Funky Buddha Brewery. In addition, Constellation is the world leader in premium wine, selling great brands that people love, including Robert Mondavi, Clos du Bois, Kim Crawford, Meiomi, Mark West, Black Box, Ruffino and The Prisoner. The company's premium spirits brands include SVEDKA Vodka, Casa Noble Tequila and High West Whiskey.

Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Founded in 1945, Constellation has grown to become a significant player in the beverage alcohol industry with more than 100 brands in its portfolio; about 40 wineries, breweries and distilleries; and approximately 10,000 talented employees. We express our company vision: *to elevate life with every glass raised.*

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS

Mike McGrew 773-251-4934 | **Amy Martin** 585-678-7141

INVESTOR RELATIONS CONTACTS

Patty Yahn-Urlaub 585-678-7483 | **Bob Czudak** 585-678-7170

Jim Sabia



Executive Vice President and
Chief Marketing Officer
